Exhibit 99.1

Copa Holdings Announces Monthly Traffic Statistics For October 2018

PANAMA CITY, Nov. 14, 2018 /PRNewswire/ -- Copa Holdings, S.A. (NYSE: CPA), today released preliminary passenger traffic statistics for October 2018:

Operating Data	Oct	Oct	% Change	YTD	YTD	% Change
	2018	2017	(YOY)	2018	2017	(YOY)
Copa Holdings (Consolidated)
ASM (mm) (1)	2,137.0	2,012.7	6.2%	21,510.1	19,835.6	8.4%
RPM (mm) (2)	1,752.6	1,706.1	2.7%	17,947.3	16,534.4	8.5%
Load Factor (3)	82.0%	84.8%	-2.8p.p.	83.4%	83.4%	0.1p.p.
1. Available seat miles - represents the aircraft seating capacity multiplied by the number of miles the seats are flown.
2. Revenue passenger miles - represents the numbers of miles flown by revenue passengers
3. Load factor - represents the percentage of aircraft seating capacity that is actually utilized

For the month of October 2018, Copa Holdings' system-wide passenger traffic (RPMs) increased 2.7% year over year, while capacity (ASMs) increased 6.2%. As a result, system load factor for the month was 82.0%, 2.8 percentage points lower than October 2017.

Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to 80 destinations in 32 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 104 aircraft: 82 Boeing 737NG aircraft, 3 Boeing 737 MAX9 and 19 Embraer-190s. For more information visit www.copa.com.

CONTACT: Raúl Pascual – Panamá
Director – Investor Relations
011 (507) 304-2774

CPA-G